Conner & Associates, PC
CERTIFIED PUBLIC ACCOUNTANTS
110 SOUTH STATE STREET
SUITE 200
NEWTOWN, PENNSYLVANIA 18940
215/860.3322
Fax 215/860-3653
www.connercpa.com

25 August 2010

Mr. Bernard B. Klawans
Chief Executive Officer
Valley Forge Fund, Inc.
1375 Anthony Wayne Drive
Wayne, PA 19087

Re: Valley Forge Fund, Inc. ("the Fund")

Dear Mr. Klawans:

Please accept this letter as Conner & Associates, PC's ("the Firm") formal resignation as the Fund's Independent Registered Public Accounting Firm effective today, 25 August 2010.

Thank you.

Respectfully submitted,

CONNER & ASSOCIATES, PC
/s/ Conner & Associates, PC
25 August 2010
Newtown, Pennsylvania